BOMBARDIER


06015933

CORPORATE OFFICE
Bombardier Inc.
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
www.bombardier.com
TEL 514-861-9481
FAX 514-861-7053


SEC MAIL PROCESSING
RECEIVED
AUG 1 0 2006
WASH. D.C. 209 SECTION

August 8, 2006

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC
2054

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following press releases which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

BOMBARDIER AEROSPACE

- *Toronto, May 15, 2006* –Bombardier signs Italy's Air One for six CRJ900 jetliners
- *Montréal, July 6, 2006* – Bombardier Aerospace appoints head of Business Aircraft unit
- *Toronto, July 31, 2006* – Bombardier signs Algeria's Tassili Airlines for four Q400 airliners

BOMBARDIER TRANSPORTATION

- *Montréal, May 10, 2006* – Bombardier selected as preferred bidder for Chicago Transit Authority rapid transit car order
- *Montréal, May 31, 2006* – Bombardier wins $114 million US contract for 30 light rail vehicles from the city of Porto, Portugal
- *Montréal, June 6, 2006* – Bombardier wins vehicle renovation and bogie overhaul work worth up to $260 million US from UK's First Great Western

- *Montréal, July 28, 2006* – Bombardier finalizes order valued at $577 million US for rapid transit cars in Chicago

BOMBARDIER INC.

- *Montreal, May 30, 2006* – Bombardier announces election of Jean-Pierre Rosso to Board of Directors

May I kindly ask you to acknowledge receipt of the enclosed documents.

Yours truly,



Roger Carle
Corporate Secretary

RC/gd
Encl.

c.c. Christopher Hilbert – Sidley Austin Brown & Wood

BOMBARDIER

PRESS RELEASE


SEC MAIL PROCESSING
RECEIVED
AUG 1 0 2006

BOMBARDIER SIGNS ITALY'S AIR ONE FOR SIX CRJ900 JETLINERS

Toronto, May 15, 2006 – Bombardier Aerospace announced today that Air One of Rome, Italy, has signed a contract to acquire six 90-passenger *Bombardier CRJ900* regional jets. Air One has also taken options on four additional *CRJ900* aircraft.

The list price value for the aircraft on firm order is approximately $215 million US.

"We welcome Air One as a new *CRJ900* operator," said Steven Ridolfi, President, Bombardier Regional Aircraft. "The *CRJ900* jet has excellent performance and passenger comfort and has the best operating economics in its class. In addition, the *CRJ900* aircraft is very friendly to the environment with noise and smoke emissions well below those permitted by international agreement."

Air One joins partner airline Lufthansa, Air Nostrum and Atlasjet as European customers for the *CRJ900* regional jet. Air One is Italy's second-largest airline and recently placed an order for 30 Airbus A320 aircraft to replace the 30 Boeing 737 currently in service with the airline. It also operates Air One Executive, a charter airline.

Bombardier Aerospace is the world's third-largest manufacturer of civil aircraft with the most modern and comprehensive families of *CRJ* Series regional jet and *Q Series* regional turboprop aircraft available on the market. As at January 31, 2006 it has delivered close to 2,100 regional aircraft to airlines around the world.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006, were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Note to Editors
Images of Air One's *CRJ900* aircraft are available in our web site Multimedia Library at:
www.aero.bombardier.com/htmen/F15.jsp

For information
Bert Cruickshank
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER AEROSPACE APPOINTS HEAD OF BUSINESS AIRCRAFT UNIT

Montréal, July 6, 2006 – Bombardier Aerospace announced today the appointment of Pierre Gabriel Côté as President, Bombardier Business Aircraft effective July 10, 2006. Mr. Côté will head the Business Aircraft leadership team responsible for profit, cost, quality and customer management from order to delivery of Bombardier business aircraft.

“Pierre Gabriel brings a wealth of national and international leadership experience to Bombardier,” said Pierre Beaudoin, President and Chief Operating Officer, Bombardier Aerospace. “His impressive track record is one of delivering solid results on aggressive targets, notably in increasingly senior roles in operations management. We are pleased to have him join us at a time when our Bombardier business aircraft product portfolio is leading the industry in revenue market share.”

Mr. Côté’s experience includes executive leadership positions nationally and internationally in operations, sales and marketing as President and Chief Executive Officer at Rogers Sugar Income Fund, as Senior Vice-President, International Operations and Energy at Abitibi Consolidated Inc. as well as Executive Vice-President at Kruger Inc.

Mr. Côté holds a Bachelor’s degree in mechanical engineering from Université Laval (1982) and is a licensed private pilot.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006, were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com

Note to Editors

An image will be available on our Web site multimedia gallery at:
www.aero.bombardier.com/htmen/F15.jsp

For information

Leo Knaapen
Bombardier Business Aircraft
Office: (514) 855-7988
Cell: (514) 969-5181

www.bombardier.com

BOMBARDIER

PRESS RELEASE


AUG 1 0 2006

BOMBARDIER SIGNS ALGERIA'S TASSILI AIRLINES FOR FOUR Q400 AIRLINERS

Tassili Airlines to become 17th Q400 Operator

Toronto, July 31, 2006 – Bombardier Aerospace announced today that Tassili Airlines of Algiers, Algeria has signed a contract for four 74-seat *Q400* turboprop airliners. The airline is the first *Q400* customer in Algeria and the second in Africa.

The value of the contract based on list prices is $103 million US. Deliveries are scheduled to begin in the third quarter of 2007.

A subsidiary of the Sonatrach State Energy Group, Tassili Airlines will initially transport workers to several oil fields in Algeria. It plans to add domestic and international scheduled airline service within the next few years.

"We selected the *Bombardier Q400* aircraft because of its superlative fuel economy, speed and passenger comfort," said Captain Rachid Nouar, Director of Operations at Tassili Airlines. "Bombardier's *Q-Series* and *Dash 8* turboprops have proven to have a high reliability in the sometimes harsh North African climate. In addition, the *Q400* aircraft has an unbeatable performance in very high temperature conditions."

"We welcome Tassili Airlines to the growing list of *Bombardier Q400* operators," said Steven Ridolfi, President, Bombardier Regional Aircraft. "Tassili is the 17th operator to recognize the outstanding mission capability and operating costs of the *Q400* aircraft. This airplane is reshaping the regional air transport market."

Firm orders for the *Bombardier Q400* aircraft stood at 177 aircraft at April 30, 2006 with 118 aircraft delivered to operators in Europe, North America, Africa and the Asia/Pacific region.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006, were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Bombardier, *Q-Series*, *Dash 8* and *Q400* are trademarks of Bombardier Inc. or its subsidiaries.

Notes to Editors

An image of a Tassili Airlines *Q400* aircraft is available in our Multimedia Library at: www.aero.bombardier.com/htmen/F15.jsp

For information:

Marc Holloran
Bombardier Aerospace
(416) 375-3030
www.bombardier.com

BOMBARDIER

PRESS RELEASE


AUG 1 0 2006
209
WASH, D.C.
SECTION

BOMBARDIER SELECTED AS PREFERRED BIDDER FOR CHICAGO TRANSIT AUTHORITY RAPID TRANSIT CAR ORDER

Montréal, May 10, 2006 – Bombardier Transportation announced today that it has been selected as the preferred bidder on a major order for rapid transit cars from the Chicago Transit Authority (CTA). The CTA Board selected Bombardier for a base order of 206 rapid transit vehicles and exercised a first option for 200 additional vehicles for a total of 406 cars. The total number of cars involved could increase to 706 should CTA exercise all available options. A contract is expected to be finalized in the next few weeks.

The new rapid transit cars will be the first in the CTA fleet to utilize alternating current (AC) propulsion, a technology that permits dynamic braking regeneration, lower energy and maintenance costs, and improved reliability. Bombardier was the first rail car builder to supply AC propulsion technology to transit authorities in the United States and Canada. The new fleet of cars also will be equipped with a special leveling system to meet requirements of the Americans with Disabilities Act (ADA). The system ensures that access to the car floor is level with the station platform during boarding.

The contract calls for delivery of ten prototype cars 30 months after official Notice to Proceed is given by the CTA The prototypes will undergo nine months of revenue service testing before delivery of production series cars begins.

The CTA operates the second largest public transportation system in the United States, covering the city of Chicago and 40 surrounding suburbs. CTA trains provide about 500,000 customer trips each day via seven routes, 222 miles of track and 144 stations.

William Spurr, President, Bombardier Transportation, North America said: "We are honored to add Chicago to the list of major cities in North America that will be served by Bombardier rapid transit cars — this includes Boston, Mexico City, Montréal, New York and Toronto. Today's selection of Bombardier as preferred bidder demonstrates our continuing leadership in this sector of the North American market."

Spurr said Bombardier completed delivery of 1,030 rapid transit cars to New York City Transit in 2003, one of the largest passenger rail car contracts ever undertaken in North America. That fleet has proven highly reliable with an average Mean Distance Between Failure performance well above NYCT's original 100,000-mile requirement. "Bombardier fully intends to continue that tradition of high performance and reliability with this order for the CTA," Spurr added.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006, were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

For information
Hélène V. Gagnon
Senior Director, Communications
(450) 441-8156

www.bombardier.com

BOMBARDIER

PRESS RELEASE


AUG 10 2006
WASH. DC
SECTION

BOMBARDIER WINS $114 MILLION US CONTRACT FOR 30 LIGHT RAIL VEHICLES FROM THE CITY OF PORTO, PORTUGAL

Montréal, May 31, 2006 – Bombardier Transportation announced today that, as part of a consortium including Vossloh-Kiepe it has won an order from Metro do Porto in Portugal for the delivery of 30 bi-directional *Bombardier FLEXITY Swift* low-floor light rail vehicles for the city's 60-km Light Rail Transit system. The overall contract is valued at approximately $148 million US (115 million euros), with Bombardier's share amounting to some $114 million US (89 million euros). Deliveries of the vehicles are scheduled to take place between 2008 and 2009. Bombardier will also be responsible for the maintenance of the 30 vehicle fleet during a 5-year period.

The new vehicles will be built for the suburban lines of the system and once they are in operation the Porto Metro will be able to improve its services to travellers. With top speeds of 100 km/h the Bombardier *FLEXITY Swift* light rail vehicles will reduce travel time from the neighbouring cities to the centre of Porto. For additional comfort the new 37.1-meter long vehicles have seating for 100 passengers, 20 more than the current vehicles, are equipped with air conditioning and have designated wheel-chair and bicycle areas.

The first phase of Metro do Porto's new Light Rail Transit system was awarded in 1998 by Metro do Porto to the Normetro consortium, for the construction of 4 lines, 60 kilometres of track, 15 underground stations, 63 surface stations and 72 Bombardier *FLEXITY Outlook* vehicles. In addition to the vehicles Bombardier was also responsible for delivering its *Cityflo* 250 traffic management system, the traffic control room and the design and equipment for the maintenance depot. The first phase is now fully operational and a new line connecting to the airport as also been opened. The system, which has achieved a 94% punctuality ratio*, has completely changed the speed and ease of movement within the greater Porto area. Today, an average of almost 150,000 passengers uses the system everyday*.

Filipe Almeida, Chief Country Representative, Portugal, Bombardier Transportation, said: "We have built an excellent relationship with Porto Metro over recent years thanks to the quality of the product we supply and the service we deliver. We are very proud to have been chosen to support our client as they take this further step towards the optimization of their network. We at Bombardier are committed to the Portuguese market and will continue to offer our world-leading mass transit traffic management and vehicle solutions to its cities."

Walter Grawenhoff, President, Light Rail Vehicles, Bombardier Transportation, said: "This order for the city of Porto demonstrates once again its trust in Bombardier's engineering expertise and the continuing success of the *Bombardier FLEXITY* family."

Transport authorities worldwide have already ordered over 1,500 *Bombardier FLEXITY* trams and light rail vehicles, of which more than 1,000 are in successful revenue service. Vehicles of the *FLEXITY* Swift family are operating operation in cities like Cologne, Germany, London-Croydon, UK, Stockholm, Sweden and Istanbul, Turkey as well as in the Netherlands.

Bombardier is one of the most important suppliers of rail equipment in Portugal, being involved in some of the country's most important rail projects. The Portuguese State Railways most modern commuter train fleets in the Lisbon and Porto regions, the entire fleet of the Lisbon Metro, the Porto Metro Light Rail Transit System and the Signalling Safety System of the entire Portuguese rail network are some fine examples of Bombardier's strong presence in Portugal.

Bombardier Transportation has its global headquarters in Berlin, Germany and operations in 38 countries. It has an installed base of approximately 97,000 cars and locomotives, primarily in Europe, the world's largest rail market. The company offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006, were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com

* Service operation data submitted by Metro do Porto SA.

For information

Helene V. Gagnon
Senior Director, Communications
(450) 441-8156

www.bombardier.com

BOMBARDIER

PRESS RELEASE


SEC MAIL
RECEIVED
PROCESSING
AUG 1 0 2006
WASH, D.C.
209
SECTION

BOMBARDIER WINS VEHICLE RENOVATION AND BOGIE OVERHAUL WORK WORTH UP TO $260 MILLION US FROM UK'S FIRST GREAT WESTERN

Montréal, June 6, 2006 – Bombardier Transportation is delighted to announce that it has been awarded two significant contracts from the UK operator First Great Western, part of FirstGroup plc, the leading transport company. The first order, worth $100 million US (£53 million) is for the renovation of 405 high speed train (HST) trailer cars to be used by the operator on their premier services between London, Bristol, South Wales, the Cotswolds and the West of England. This renewal work, to include an extensive interior refresh and an exterior repaint, will be carried out across two of Bombardier's sites in the U.K., Derby and Ilford. Bombardier's new refurbishment centre at Derby will complete the majority of this work, a total of 294 cars. The remaining 111 coaches will be refreshed at Ilford. Delivery of the completed units will commence in November 2006, with all the vehicles renewed by the end of 2007.

The second contract, at a value of up to $160 million US (£85 million) is for HST bogie overhaul and technical development work, to be undertaken throughout the life of the new Great Western franchise, for up to ten years. This work will be carried out at Bombardier's site in Crewe in the UK.

Commenting on the announcement, Colin Walton, Chief Country Representative, U.K. said: "This win is excellent news for our workforces at Derby, Ilford and Crewe. Our employees will ensure that First Great Western receives a first class service from Bombardier."

Rik Dobbelaere, President, Services, Bombardier Transportation, added: "We have created a state-of-the-art specialist refurbishment centre at Derby and this renewal work is further proof of our leadership and expertise in this area. The bogie overhaul contract confirms the quality of the bogie work that we have carried out in partnership with First Group over the past decade. We are looking forward to continuing to enhance the product, improving fleet reliability and performance."

Alison Forster, Managing Director, First Great Western said: "This work is part of a wider investment commitment made by First Great Western and is good news for our customers. We are delighted to be working with Bombardier and we are looking forward to seeing improved levels of passenger comfort and train reliability."

Bombardier Transportation provides a global support network for its products, with employees working closely in conjunction with its customers in 70 locations world-wide. The complete service portfolio includes full train and fleet maintenance, materials and logistics programs, plus the refurbishment, re-engineering and overhaul of systems, vehicles and components.

In the UK's rail transportation industry, Bombardier is a leader in the manufacturing, refurbishment and maintenance of rolling stock, with a workforce of over 4,000 people. It has production facilities in Derby and Plymouth, with employees based at 24 maintenance, refurbishment and overhaul centres across the UK, at which Bombardier currently maintains approximately 2500 vehicles.

Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of approximately 97,000 cars and locomotives, primarily in Europe, the world's largest rail market. The company offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006, were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

About First Great Western
First Great Western provides high speed, commuter, regional and branch line train services, carrying more than 70 million passengers every year across the Greater Western rail franchise area, which includes South Wales, the West Country, the Cotswolds, and large parts of Southern England.
First Great Western is part of FirstGroup plc, the country's largest train operator, the UK's biggest bus operator and the second largest provider of yellow school bus services in the United States. First has the clear vision to 'Transform Travel' and become the number one public transport provider.

For information
Helene V. Gagnon
Senior Director, Communications
(450) 441-8156

www.bombardier.com

BOMBARDIER

PRESS RELEASE


RECEIVED
AUG 10 2006

BOMBARDIER FINALIZES ORDER VALUED AT $577 MILLION US FOR RAPID TRANSIT CARS IN CHICAGO

Montréal, July 28, 2006 – Bombardier Transportation announced today that it has finalized a major order for rapid transit cars from the Chicago Transit Authority (CTA), a contract valued at $577 million US (457 million euros). On May 10, the CTA Board had selected Bombardier as preferred bidder. The contract is for a base order of 206 rapid transit vehicles and CTA also exercised a first option for 200 additional vehicles for a total of 406 cars. The total number of cars involved could increase to 706 should CTA exercise all available options.

The new rapid transit cars will be the first in the CTA fleet to utilize alternating current (AC) propulsion, a technology that permits dynamic braking regeneration, lower energy and maintenance costs, and improved reliability. Bombardier was the first rail car builder to supply AC propulsion technology to transit authorities in the United States and Canada. The new fleet of cars also will be equipped with a special leveling system to ensure that access to the car floor is level with the station platform during boarding.

The contract calls for delivery of ten prototype cars 30 months after Notice to Proceed is given by the CTA. The prototypes will undergo nine months of revenue service testing before delivery of production series cars begins.

The CTA operates the second largest public transportation system in the United States, covering the city of Chicago and 40 surrounding suburbs. CTA trains provide about 500,000 customer trips each day via seven routes, 222 miles of track and 144 stations.

In North America, Bombardier Transportation is the leader in commuter rail, intercity, subway cars, automated rapid transit and automated guideway transit systems. It also maintains two of the largest multi-level commuter rail car fleets in Canada and the United States.

Bombardier Transportation has its global headquarters in Berlin, Germany and operations in over 60 countries. It has an installed base of approximately 97,000 cars and locomotives, primarily in Europe, the world's largest rail market. The company offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006, were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Note to editors
Photos are available on our website at the following address
http://www.transportation.bombardier.com/photography.jsp

For information
Hélène V. Gagnon
Senior Director, Communications
(450) 441-8156

www.bombardier.com

BOMBARDIER

PRESS RELEASE


RECEIVED
AUG 1 0 2006

BOMBARDIER ANNOUNCES ELECTION OF JEAN-PIERRE ROSSO TO BOARD OF DIRECTORS

Montréal, May 30, 2006 – At Bombardier's annual meeting of shareholders, held today, Mr. Jean-Pierre Rosso was elected to the Corporation's Board of Directors.

"I am very pleased that Mr. Rosso has agreed to join our Board. His vast business knowledge as well as his industrial and international experience will be invaluable assets for the Board," declared Laurent Beaudoin, Chairman of the Board and Chief Executive Officer of Bombardier Inc.

Mr. Rosso began his career at Honeywell France in 1969. In 1975, he was named President and CEO of Rossignol Ski Company in the United States. He returned to Honeywell in 1981, where he held various senior management positions, as President of Honeywell Inc.'s European operations, from 1987 to 1991, then as President of the Home & Building Control Business of Honeywell, from 1992 to 1994. In 1994, Mr. Rosso joined Case Corporation, an agricultural and construction equipment manufacturer, as President and Chief Executive Officer. In 1996, he was named Chairman and Chief Executive Officer. In 1999, after the merger between Case and New Holland, he served as Chief Executive Officer of CNH Global N.V., a global leader in agricultural and construction equipment. In 2000, he was named Chairman of CNH's Board, until his retirement in May 2004.

Since February 2006, he chairs the World Economic Forum USA Inc., based in New York City, which houses the global headquarters for its Center for Global industries. He is also a Director of Medtronic Inc., ADC Telecommunications Inc. and Eurazeo.

This appointment brings the total number of Directors on Bombardier's Board to 16, of which 10 are independent.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2006, were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

For information

Isabelle Rondeau
Director, Communications
+514-861-9481

www.bombardier.com